SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Alere Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01449J105

(CUSIP Number)

Mintz, Levin, Ferris, Cohn, Glovsky and Popeo, P.C.

Attn: Richard R. Kelly, Esq.

One Financial Center

Boston, MA 02111

(617) 542-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2014

(Dates of Event Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 01449J105		13D

1	Name of Reporting Person Ron Zwanziger I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,928,893

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,928,893

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,928,893

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.68%

14	Type of Reporting Person IN

CUSIP No. 01449J105		13D

1	Name of Reporting Person Janet M. Zwanziger I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,928,893

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,928,893

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,928,893

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.68%

14	Type of Reporting Person IN

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family 2004 Irrevocable Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 224,276

	8	Shared Voting Power 0

	9	Sole Dispositive Power 224,276

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,276

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.27%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family 2012 Irrevocable Family Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 472,193

	8	Shared Voting Power 0

	9	Sole Dispositive Power 472,193

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 472,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.57%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family 2009 Irrevocable Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 122,186

	8	Shared Voting Power 0

	9	Sole Dispositive Power 122,186

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,186

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.15%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family Ventures LLC I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,466,696

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,466,696

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,696

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.77%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person The Ron Zwanziger Family Trust-1990 I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 191,830

	8	Shared Voting Power 0

	9	Sole Dispositive Power 191,830

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 191,830

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.23%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Ron Zwanziger 2004 Revocable Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 580,201

	8	Shared Voting Power 0

	9	Sole Dispositive Power 580,201

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 580,201

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.70%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person David Scott, Ph.D. I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 560,989

	8	Shared Voting Power 0

	9	Sole Dispositive Power 560,989

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 560,989

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.67%

14	Type of Reporting Person IN

CUSIP No. 01449J105		13D

1	Name of Reporting Person Jerome F. McAleer, Ph.D. I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of the Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 455,483

	8	Shared Voting Power 0

	9	Sole Dispositive Power 455,483

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 455,483

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.55%

14	Type of Reporting Person IN

The following constitutes Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on September 15, 2014 by Ron Zwanziger, Janet M. Zwanziger, Zwanziger Family 2004 Irrevocable Trust, Zwanziger Family 2012 Irrevocable Family Trust, Zwanziger Family 2009 Irrevocable Trust, Zwanziger Family Ventures LLC, The Ron Zwanziger Family Trust-1990, Ron Zwanziger 2004 Revocable Trust, David Scott, Ph.D and Jerome F. McAleer, Ph.D (the “Schedule 13D”).

The information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated and/or supplemented by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented with the following additional information.

On September 15, 2014, Ron Zwanziger delivered a letter, on behalf of the Former Officers, to Gregg J. Powers, the Chairman of the Board of Directors of the Issuer, relating to the Proposed Transaction (the “Initial Letter”). A copy of the Initial Letter is filed as Exhibit 2 to this Amendment. On September 15, 2014, the Issuer issued a press release, which was filed with on the U.S. Securities and Exchange Commission’s EDGAR system as an Exhibit to a Form 8-K, in response to the Initial Letter (the “Press Release”). In the Press Release, the Issuer indicated that the Initial Letter did not identify the sources of any proposed financing related to the Proposed Transaction nor did it indicate whether any potential financing sources were highly confident that financing necessary to complete the Proposed Transaction would be available. The Issuer also stated in the Press Release that its Board of Directors would give appropriate consideration to any bona fide proposals that would maximize shareholder value but also noted that Mr. Zwanziger indicated that Proposed Transaction would be contingent on the completion of a month of due diligence although the Former Officers had led the Issuer through June 2014.

On September 17, 2014, Mr. Zwanziger sent an email to Mr. Powers responding to the Press Release (the “Second Letter”). In the Second Letter, Mr. Zwanziger proposed a meeting with Mr. Powers, to discuss among other things, the proposed due diligence period. Mr. Zwanziger also noted that representatives from a preeminent private equity firm and a preeminent investment bank would accompany him to the meeting to discuss equity and debt financing related to the Proposed Transaction and to assure Mr. Powers that the proposal for the Proposed Transaction is and will be bona fide. A copy of the Second Letter is filed as Exhibit 3 to this Amendment.

The foregoing descriptions of the Initial Letter and the Second Letter are qualified in their entirety by reference to Exhibit 2 and Exhibit 3 to this Amendment.

On September 17, 2014, Mr. Powers responded by letter to Mr. Zwanziger declining the proposed meeting. He also indicated that the Issuer would not be providing any due diligence opportunity to the Former Officers (the “Alere Letter”). Mr. Powers also stated in the Alere Letter that the Board of Directors of the Issuer would appropriately consider any proposal it believes to be bona fide and would maximize shareholder value.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c)

During the past sixty (60) days Family Ventures sold in the open market an aggregate of 340,000 shares of the Issuer’s common stock in the following manner: (i) 190,000 shares at a weighted average price of $35.81 per share at prices ranging from $35.75 to $36.00 per share on August 6, 2014; (ii) 21,838 shares at $35.25 per share on August 15, 2014; (iii) 6,486 shares at $35.25 per share on August 25, 2014; (iv) 43,514 shares at $35.25 per share on August 26, 2014; (v) 50,000 shares at $35.25 per share on August 27, 2014; and (vi) 28,162 shares at a weighted average price of $35.46 at prices ranging from $35.40 to $35.55 per share on August 28, 2014.

During the past sixty (60) days Mr. Zwanziger sold in the open market 60,000 shares of the Issuer’s common stock in the following manner: (i) 50,000 shares at a weighted average price of $35.82 per share at prices ranging from $35.75 to $36.00 per share; and (ii) 10,000 shares at $35.25 per share on August 15, 2014.

During the past sixty (60) days Dr. Scott sold in the open market 275,000 shares of the Issuer’s common stock in the following manner: (i) 54,583 shares at $35.02 per share on August 7, 2014; (ii) 50,000 shares at $34.47 per share on August 8, 2014; (iii) 100,000 shares at $34.61 per share on August 11, 2014; and (iv) 70,417 shares at $34.36 per share on August 12, 2014.

During the past sixty (60) days Dr. McAleer sold in the open market 147,436 shares of the Issuer’s common stock in the following manner: (i) 30,000 shares at $35.19 per share on August 7, 2014; (ii) 17,639 shares at $35.00 per share on August 13, 2014; (iii) 20,000 shares at $35.21 per share on August 14, 2014; (iv) 4,797 shares at $35.00 per share on August 19, 2014; (v) 25,000 shares at $35.00 per share on August 20, 2014; (vi) 25,000 shares at $35.25 per share on August 25, 2014; and (vii) 25,000 shares at $35.25 per share on August 26, 2014.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented with the following additional information.

On September 15, 2014, Mr. Zwanziger delivered the Initial Letter, described in Item 4 of this Amendment, to Gregg J. Powers, Chairman of the Board of Directors of the Issuer. On September 17, 2014, Mr. Zwanziger sent the Second Letter, described in Item 4 of this Amendment, to Mr. Powers.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit No. Description

Exhibit No.	Description
1	Joint Filing Agreement (filed with the Schedule 13D on September 15, 2014).
2	Letter from Ron Zwanziger to the Chairman of the Board of Directors of the Issuer dated September 15, 2014.
3	Email from Ron Zwanziger to the Chairman of the Board of Directors of the Issuer dated September 17, 2014.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2014	By:	/s/ Ron Zwanziger
Ron Zwanziger

Dated: September 18, 2014	By:	/s/ Janet M. Zwanziger
Janet M. Zwanziger

Dated: September 18, 2014	Zwanziger Family 2004 Irrevocable Trust

	By:	/s/ Orit Goldstein, Trustee

Dated: September 18, 2014	Zwanziger Family 2012 Irrevocable Family Trust

	By:	/s/ Orit Goldstein, Trustee

Dated: September 18, 2014	Zwanziger Family 2009 Irrevocable Trust

	By:	/s/ Orit Goldstein, Trustee

Dated: September 18, 2014	Zwanziger Family Ventures LLC

	By:	/s/ Ron Zwanziger
	Its:	Manager

Dated: September 18, 2014	The Ron Zwanziger Family Trust-1990

	By:	/s/ Orit Goldstein, Trustee

Dated: September 18, 2014	Ron Zwanziger 2004 Revocable Trust

	By:	/s/ Ron Zwanziger, Trustee

Dated: September 18, 2014	By:	/s/ David Scott, Ph.D.
David Scott, Ph.D.

Dated: September 18, 2014	By:	/s/ Jerome F. McAleer, Ph.D.
Jerome F. McAleer, Ph.D.